Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

June 28, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

RE:	Royal Bank of Canada – Form 40-F for the fiscal year ended October 31, 2012 filed November 29, 2012
SEC File No. 001-13928

We have received your comment letter dated May 24, 2013 in connection with your review of the audited financial statements and related disclosure for the fiscal year ended October 31, 2012 contained in the annual report on form 40-F (the “Form 40-F”) of Royal Bank of Canada (“RBC”). For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.

RBC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 40-F, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing. RBC also acknowledges that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses refer to Canadian dollar amounts unless otherwise noted.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 2

Management’s Discussion and Analysis, page 9

Critical Accounting Policies and Estimates, page 77

Allowance for credit losses, page 78

1.

We note your disclosure that you consider the cash flows that may result from the realization of collateral less cost to sell in your impairment analysis for loans. You also disclose on page 23 of Exhibit 99.2 of the Form 6-K filed on February 28, 2013 the average loan-to-value (LTV) ratio for all current quarter originations of uninsured residential mortgages and

Ms. Ciboroski

U.S. Securities and Exchange Commission

homeline products and an estimated LTV ratio for your entire Canadian Banking uninsured residential mortgage portfolio based on adjusted property values using a provincial housing price index at January 31, 2013. Considering the value of the underlying property of a residential mortgage loan is a factor in your impairment analysis and your LTV disclosures in the Form 6-K, please tell us and revise your future filings to discuss your appraisal policy by addressing the following:

We respectfully advise the Staff that our allowances are determined individually for loans that are individually significant, and collectively for loans that are not individually significant and loans that are significant but for which there is no objective evidence of impairment. Our entire residential mortgage portfolio is collectively assessed.

As indicated in Allowance for credit losses, Individually assessed loans, on page 78 of our Form 40-F, we only consider the cash flows that may be realized from collateral less costs to sell in determining our allowance for credit losses on individually assessed loans.

In the Collectively assessed loans section on page 78 of our Form 40-F, we explain that our impairment analysis for collectively assessed loans entails reviewing factors including: (i) historical loss experience in portfolios of loans with similar credit risk characteristics, and (ii) our management’s judgment of the level of impairment losses based on historical experience relative to the actual level as reported at the balance sheet date, taking into consideration the current portfolio credit quality trends, business and economic and credit conditions, the impact of policy and process changes, and other supporting factors. Although the historical loss experience is based on actual historical cash flows realized from collateral less costs to sell, our impairment analysis for collectively assessed loans does not explicitly or directly take into consideration the cash flows that may be realized from collateral. Management exercises its judgment in determining if the level of impairment losses based on historical experience requires adjustment in order to reflect anomalous market events that have not yet been fully reflected in the historical experience data.

With respect to our LTV disclosures, the value of the underlying property is reflected in our LTV disclosure on page 23 of the Form 6-K filed on February 28, 2013 and page 26 of the Form 6-K filed on May 30, 2013. We will continue to provide disclosure in our quarterly filing for Q3 2013 of the LTV for all current quarter originations of uninsured residential mortgages and homeline products and an estimated LTV ratio for our Canadian Banking uninsured residential mortgage portfolio based on adjusted property values using a provincial housing price index. We will also expand in our future filings, as appropriate, the narrative portion of this disclosure to address our appraisal policy.

•

Explain how frequently you obtain appraisals for both loan origination and loan impairment analysis and the level of appraisal obtained. For example, do you use in-person appraisals, drive-by appraisals, automated valuation models (AVMs), or housing price indices to support property values? If your appraisal process differs by loan product, disclose those differences.

As discussed above, the allowance for credit losses for our residential mortgage portfolio is collectively assessed; therefore, appraisals do not factor into our impairment analysis. Regarding loan origination, we employ a risk-based approach to property valuation that balances borrower risk with property risk. Property valuation methods include desktop

Ms. Ciboroski

U.S. Securities and Exchange Commission

appraisals (using automated valuation models (AVMs)), drive-by appraisals and full on-site appraisals. We measure the risk inherent in a single transaction by assessing the borrowers’ risk, through the understanding of their demonstrated capacity (through confirmation of income and expenses) and willingness (review of credit scores or historical debt payment patterns) to service their debt obligations, as well as the property risk should there be a need to realize on the underlying property serving as security.

Higher risk transactions, such as residential mortgage products with relatively high LTV ratios, high value properties, leasehold properties, and multiplex dwellings and in markets where there is less demand (such as rural properties or illiquid markets), receive a more comprehensive form of property valuation (such as a full on-site appraisal). We also employ greater scrutiny in refinance transactions compared to purchase transactions, as there is no arms length transaction as a reference to support property valuation. As a result, a higher proportion of refinance transactions receive a full on-site appraisal.

•

If AVMs, house price indices, or other third party sources are used in your appraisal process, tell us the controls and processes you have in place to validate the valuations provided by the AVM or other third party.

The third party AVMs that are used in our appraisal process are validated by our Portfolio Management and Credit Strategy group, whose members are suitably qualified to provide an effective challenge to all accessible components of the models. The validation results are reviewed by Group Risk Management which is functionally independent with a direct reporting line to the Chief Risk Officer. The validation of the AVM models is performed on an annual basis and the overall property valuation strategy is monitored on a monthly basis by an oversight committee composed of representatives from the business and Group Risk Management. Housing price indices are not used in the appraisal process.

•	Tell us whether your appraisal policies related to your impairment analysis and loan originations has changed during the periods presented and if so, describe the significant changes.

As discussed above, the allowance for credit losses for our residential mortgage portfolio is collectively assessed; therefore, appraisal policies are not a factor in the impairment analysis of this portfolio.

The property valuation strategy used in our loan origination process is monitored monthly by the lending business with engagement and oversight from Group Risk Management. Changes are made on an as-needed basis or to support other initiatives. All adjustments to the strategy require sign-off from Group Risk Management. In Q3 2012, we implemented only minor adjustments to the property valuation policy impacting a small portion of the portfolio. Specifically, all of our equity programs now require an on-site appraisal, where previously a drive-by appraisal was acceptable. Our equity programs are loans that rely more heavily on collateral such as programs for newcomers with a limited employment or credit history in Canada or the self employed. There were no significant changes made in Q4 2012 or 2013 to date.

Ms. Ciboroski

U.S. Securities and Exchange Commission

Note 2 Summary of Significant Accounting Policies, Estimates and Judgments, page 97

2.	We note your disclosure on page 99 that the fair values of instruments not traded in active markets are determined using valuation models that require the use of inputs, transaction values derived from models, and input assumptions sourced from pricing services. Paragraphs 25 to 27 of IFRS 7 require disclosure of the valuation techniques and the assumptions applied in determining fair values for each class of financial assets and liabilities that do not meet the requirements of paragraph 29(a). Please revise your future filings to provide more detailed disclosures with respect to the valuation techniques and assumptions used to determine the fair value of each class of financial assets and liabilities that does not meet the exception in paragraph 29(a) of IFRS 7. In your disclosure, also address any validation procedures you perform to assess the accuracy of information provided by third party sources such as pricing services.

We have traditionally focused the disclosures required by paragraphs 25 to 27 of IFRS 7 on the significant methods and assumptions we use to value primarily our Level 3 financial instruments. As noted in your comment, we describe how we determine the fair value of financial instruments in Note 2, Summary of significant accounting policies, estimates and judgments, on page 99 of the Form 40-F. Additional information is presented in Note 4, Fair value of financial instruments, on page 124 of the Form 40-F. When we prepare the disclosures for our future filings, we will re-evaluate and expand our disclosures regarding how we determine the fair values for each class of financial assets and liabilities. We will also disclose any significant validation procedures that we perform to assess the accuracy of information provided by third party sources such as pricing services.

Note 3 First Time Adoption of IFRS, page 107

3.	We note your disclosure on page 108 in relation to the designation of certain financial assets and liabilities as fair value through profit or loss or available for sale in accordance with paragraph D19 of IFRS 1. We also note the “Ref. 1” column on page 112 in your reconciliation of the opening Consolidated Balance Sheet and Equity and that the amounts reported do not agree to those disclosed on page 108 including the net impact. Please reconcile for us the reclassification amounts disclosed on page 108 with the amounts presented in “Ref. 1” column on page 112.

IFRS 1 required us to assess the classification of our financial instruments as at the date of initial recognition of the instrument. For the amounts disclosed on page 108 of the Form 40-F under Ref. 1, we have included all the individually significant changes in classification of financial instruments as permitted by paragraph D19 of IFRS 1. The amounts reported on pages 108 and 112 are not identical due to how we organized the amounts disclosed in our IFRS reconciliations. Our IFRS transition balance sheet reconciliation found on page 112 was structured to report reconciliation amounts by category of accounting policy difference. When populating the table on page 112, we included some of the individually significant changes in classifications for our financial instruments within the columns entitled “Other accounting policy differences” since, in these cases, the reported differences were attributable to both classification and other accounting policy differences between Canadian GAAP and IFRS. The amounts in the table on page 108 are reflected under the following columns on page 112:

Ms. Ciboroski

U.S. Securities and Exchange Commission

•	$7,297 million of financial assets previously classified as held-for-trading, now designated under IFRS as available-for-sale (“AFS”) is included in the Securitization (derecognition) column;
•

$3,232 million of financial assets previously classified as held-for-trading using the fair value option, now designated under IFRS as AFS is included in the Classification of financial instruments column;

•	$629 million of financial assets previously classified as loans and receivables, now designated under IFRS as AFS is included in the Classification of financial instruments column; and
•

$138 million of financial liabilities previously classified as non-trading liabilities, now designated under IFRS as fair value through profit or loss (“FVTPL”) is included in the Hedging and other column.

For further clarification, we have included a reconciliation for the Staff’s reference in Appendix 1.

Note 16 Insurance, page 152

4.	We note you disclose the assumptions that have the greatest effect on the measurement of your insurance assets, liabilities, income, and expense and you provide a sensitivity analysis for changes in these assumptions. Please tell us why you deemed it impracticable to also provide quantitative disclosures of these assumptions in accordance with paragraph 37(c) of IFRS 4 or revise your future filings to include these disclosures. In addition, state whether your sensitivity analysis is based upon reasonably possible changes in your insurance liabilities. Refer to paragraph 39A(a) of IFRS 4.

We respectfully submit that it is not impracticable for us to present the referenced quantitative disclosures related to the assumptions that have the greatest effect on our insurance assets, liabilities, income and expense as such information is readily available to us. However, we decided not to disclose the information on the basis of the relatively small size and relative insignificance of our insurance operations relative to our total business. We will continue to monitor the performance of our insurance segment going forward and the significance of these quantitative measures in relation thereto and revise our disclosure as needed.

Ms. Ciboroski

U.S. Securities and Exchange Commission

If you have any questions regarding our responses, please contact Rod Bolger, RBC’s Senior Vice President, Finance and Controller, at 416-974-0729, or me.

Yours truly,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

cc:	V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President and General Counsel
R. Bolger, Senior Vice President, Finance and Controller
G. Samwell, Chief Accountant
R. Nunn, Partner, Deloitte LLP
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP

Appendix 1 – Reconciliation of designation of previously recognized financial instruments

“Refs” refer to the column subheadings in the 2012 Annual Report (p. 112)

“Notes” refer to the explanatory notes at the end of this Appendix.

Table on page 108 of our 2012 Annual Report with additional references to columns found in table on page 112

(millions of Canadian dollars)		Fair value at transition	Classifications as previously reported	Carrying value previously reported
Financial assets designated as AFS	Ref 5	$7,297	Held-for-trading	$7,297
Financial assets designated as AFS	Ref 1	$3,232	Held-for-trading using the fair value option	$3,232
Financial assets designated as AFS	Ref 1	564	Loans and receivables	629
Financial liabilities designated as at FVTPL	Ref 9	$128	Non-trading liabilities	$138

Excerpts from table on page 112 of our 2012 Annual Report with items notes on page 108 disaggregated from totals

	Classification of financial instruments (Ref 1)				Securitization (derecognition) (Ref 5)			Hedging and other (Ref 9)
(millions of Canadian dollars)	FVOgAFS Note 1	Loansg AFS Note 2	Other	Total	TradinggAFS Note 3	Other	Total	NTLg FVTPL Note 4	Other	Total
Cash and interest bearing deposits	-	-	-	-	-	-	-	-	(6,773)	(6,773)
Securities - Trading	(3,232)	-	(42)	(3,274)	(7,297)	(5,253)	(12,550)	-	(1)	(1)
Securities - AFS	3,232	564	(1)	3,795	7,297	(6,480)	817	-	141	141
Loans (net of allowance)	-	(629)	33	(596)	-	48,311	48,311	-	(3,914)	(3,914)
Other	-	-	(19)	(19)	-	92	92	-	11,987	11,987
Total Assets	-	(65)	(29)	(94)	-	36,670	36,670	-	1,440	1,440
Deposits	-	-	-	-	-	42,820	42,820	-	(9,908)	(9,908)
Other Liabilities	-	-	(40)	(40)	-	(5,662)	(5,662)	(10)	11,513	11,503
Total Liabilities	-	-	(40)	(40)	-	37,158	37,158	(10)	1,605	1,595
Total Equity	-	-	(54)	(54)	-	(488)	(488)	-	(155)	(155)
Total Liabilities and Equity	-	-	(94)	(94)	-	36,670	36,670	(10)	1,450	1,440

Notes

1.

The $3,232 million of financial assets are foreign currency denominated certificates of deposit and floating rate notes which we originally elected to be classified as held-for-trading using the fair value option to reduce volatility in profit or loss related to foreign currency rate changes between the assets and the interest rate derivatives used to economically hedge this exposure. On adoption of IFRS, the foreign currency accounting mismatch was eliminated as foreign currency rate changes on AFS financial instruments are recognized in profit or loss instead of other comprehensive income. With no profit or loss mismatch to eliminate, we elected to designate these securities as AFS on transition to IFRS.

2.	The $629 million of financial assets comprises U.S. non-agency MBS which, on initial recognition, were quoted in an active market and thus did not meet the definition of loans and receivables under IFRS. Accordingly, on transition to IFRS, we reclassified these securities to AFS as we were not permitted to continue with the classification of loans and receivables.

3.	The $7,297 million of financial assets are bonds that were previously used to economically hedge securitization exposures that achieved derecognition under Canadian GAAP. Upon transition, these transactions were not derecognized thereby eliminating the previous economic hedge; accordingly, we designated these securities as AFS on transition to IFRS.

4.	The $128 million of financial liabilities designated as at fair value through profit or loss (FVTPL), were previously non-trading liabilities, which were hedged items as part of fair value hedges. These fair value hedges did not qualify for hedge accounting under IFRS and upon adoption of IFRS we designated these liabilities as at FVTPL to eliminate a profit or loss mismatch.